Exhibit 12.1

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(In millions)

	For the Years Ended December 31,					For the Six Months Ended June 30,
	Combined 2009(1)	Successor 2010	Successor 2011	Successor 2012	Successor 2013	Successor 2013	Successor 2014
Earnings
Income (Loss) before Income Taxes	$9,758	$58	$(70)	$(47)	$(49)	$(71)	$47
Fixed Charges	1,384	885	970	914	854	425	425

Total Earnings	$11,142	$943	$900	$867	$805	$354	$472

Fixed Charges
Interest Expense	$1,067	$853	$926	$883	$824	$411	$411
Interest Expense Included Within Reorganization Items, Net	289	—	—	—	—	—	—
Amortization of Debt Costs	21	24	37	24	22	10	10
Interest Element of Rentals	7	8	7	7	8	4	4

Total Fixed Charges	$1,384	$885	$970	$914	$854	$425	$425

Ratio of Earnings to Fixed Charges(2)	8.05	1.07	—	—	—	—	1.11

(1)	Upon our emergence from bankruptcy, we adopted fresh start accounting, which resulted in an $11.8 billion gain due to bankruptcy related items during the eleven months ended November 30, 2009. In accordance with GAAP, the audited consolidated financial statements present the results of operations for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of ratio of earnings to fixed charges in this prospectus, we have combined the 2009 results of operations of the Predecessor and the Successor.
(2)	Earnings for the years ended December 31, 2011, 2012, and 2013 and for the six months ended June 30, 2013 were insufficient to cover fixed charges by $70 million, $47 million, $49 million and $71 million, respectively. As a result of such deficiencies, the ratios are not presented above.